SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2009

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 20, 2009	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 21, 2009	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

The unaudited financial data of the Group for the first three quarters of 2009 reflected:

•        Operating revenue reached RMB326.977 billion, up by 8.9% over the same period of last year

•        EBITDA of RMB167.739 billion, up by 5.5% over the same period of last year

•        Profit attributable to shareholders of RMB83.935 billion, up by 1.8% over the same period of last year

In accordance with the Company’s disclosure policy and to further enhance the transparency of the Group and timely provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group, the board of directors (the ‘‘Board’’) of China Mobile Limited (the ‘‘Company’’, together with its subsidiaries, the ‘‘Group’’) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2009.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data (Note)

	For the period from 1 January 2009 to 30 September 2009	For the period from 1 January 2008 to 30 September 2008	Increase
Operating Revenue (RMB)	326.977 billion	300.117 billion	8.9%
EBITDA (RMB)	167.739 billion	158.965 billion	5.5%
EBITDA Margin	51.3%	53.0%
Profit Attributable to Shareholders (RMB)	83.935 billion	82.415 billion	1.8%
Profit Attributable to Shareholders Margin	25.7%	27.5%

Note: The Group has adopted the IFRIC Interpretation 13 — Customer loyalty programmes on 1 January 2009 and the financial data for the first three quarters of 2008 as stated above has been restated to reflect the retrospective adjustments made pursuant to IFRIC Interpretation 13.

Operating Data

	As at 30 September 2009/For the period from 1 January 2009 to 30 September 2009	As at 30 June 2009/For the period from 1 January 2009 to 30 June 2009
Customer Base	508.37 million	493.12 million
Net Additional Customers for the relevant reporting period	51.12 million	35.87 million
Average Revenue per User per Month (ARPU) during the relevant reporting period (RMB/user/month)	75	75
Total Voice Usage Volume for the relevant reporting period (minutes)	2,133.67 billion	1,387.05 billion
Average Minutes of Usage per User per Month (MOU) during the relevant reporting period (minutes/user/month)	491	490
Average Revenue per Minute of Usage during the relevant reporting period (RMB)	0.153	0.154
Number of Value-Added Business Users	459.17 million	451.40 million
Number of MMS Users	132.68 million	134.88 million
Number of Wireless Music Users	398.74 million	389.15 million
SMS Usage Volume for the relevant reporting period (messages)	507.7 billion	338.1 billion
Number of Employees	145,442	141,206
Labor Productivity (customers/employee)	3,495	3,492

In the first three quarters of 2009, although China’s macro-economy is stabilizing and continues to grow, the impact of the global financial crisis on economy still persists and future development of the economy remains uncertain, which, together with the increasing penetration rate of mobile telecommunications and the changes in competition environment of the telecommunications industry, have posed challenges to the development of the Group’s business. However, through effective management and the efforts of all its employees, the Group leveraged on its competitive advantages, overcame various challenges and continued to maintain favorable growth in its financial results. The Group’s operating revenue reached RMB326.977 billion, representing an increase of 8.9% compared to the same period of last year. EBITDA reached RMB167.739 billion, representing an increase of 5.5% compared to the same period of last year. Profit attributable to shareholders reached RMB83.935 billion, representing an increase of 1.8% compared to the same period of last year. Margin of profit attributable to shareholders maintained at a relatively high level of 25.7%.

The increasing penetration rate of mobile telecommunications, the changes in competition environment of the telecommunications industry and the uncertainties relating to macro-economy in the future will change the industry structure of China’s telecommunications industry. Despite the challenges and adversities it faced, the Group continued to sustain healthy business development in the first three quarters of 2009. The Group’s customer growth showed signs of slowing down as a result of the negative impact of the slow down in macro-economic development on the demand for telecommunications services, the increasing penetration rate of mobile telecommunications which lessens potential growth in the number of new customers, as well as the restructuring of the industry which intensified competition. Nevertheless, the Group continues its market leadership with the average monthly net additional customers for the first three quarters reaching 5.68 million. The Group’s customer base was 508.37 million as at 30 September 2009. However, as the new customers are mainly low-usage customers and new tariffs sales and marketing scheme is gradually rolling out, ARPU and average revenue per minute of usage recorded a decrease, whilst the voice usage volume was stimulated. Total voice usage volume for the first three quarters of 2009 increased by 19.5% compared to the same period of last year. Value-added business also continued its favorable growth and mature businesses sustained growth despite already having reached a sizeable scale. SMS usage volume increased by 12.9% compared to the same period of last year. Meanwhile, the development of other data businesses also maintained favorable growth. The favorable growth in customer base and voice usage volume and the development of value-added business resulted in an increase of 8.9% in operating revenue in the first three quarters. The Group will continue to increase its investments in sales channels, customer service, network optimization, support system and R&D in order to enhance the Group’s core competitiveness under the new competitive landscape. Furthermore, the Group will strive to maintain a stable growth in its profitability through adhering to its refined cost management and by leveraging economies of scale.

To meet new challenges and opportunities, the Group will build on its strong foundation and comprehensive strengths and leverage its existing competitive advantages so as to adapt rapidly to changes in the business environment and the competitive landscape, and to sustain its favorable business development and financial growth in order to continuously create value for its shareholders.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non- executive directors and Mr. Nicholas Jonathan Read as a non-executive director.

By Order of the Board China Mobile Limited Wang Jianzhou Chairman and Chief Executive Officer

Hong Kong, 20 October 2009

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